SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 18, 2003

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F |X|	Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|	No |X|

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2003	REUTERS GROUP PLC (Registrant) By: /s/ Nancy C. Gardner ——————————————

REUTERS GROUP PLC – PRELIMINARY RESULTS for the year to 31 December 2002

18 February 2003	2/03

STRATEGY UPDATE AND 2002 RESULTS HIGHLIGHTS

“Fast Forward” – a five point accelerated strategy to drive competitiveness in Reuters core information business

•	“Fast Forward” will invest in new content to enhance Reuters product lines, including £121 million ($195 million) in a major addition to company information and investment research via the proposed acquisition of Multex
•	Move to a single product delivery system to lower costs and improve service
•	Optimise product segmentation by selling fewer but more tailored products to increase revenues
•	Focus Reuters solutions business on its core strengths of risk management, content management and treasury products
•	Reshape Reuters cost base to make it significantly smaller and more scaleable

“Fast Forward” will result in annualised cost savings of £440 million by the end of 2005. Restructuring charges are expected to total £340 million over the next three years.

Highlights of 2002 results

Reuters Group

•	Group revenues fell 8% to £3,575 million (down 2% at Reuters, 31% at Instinet)
•	Group normalised pre-tax profit of £89 million after £208 million of restructuring charges
•	Group pre-tax loss of £493 million includes £464 million of non-cash impairment charges and disposal losses
•	Group net debt of £66 million, reflecting strong cash flows at Reuters
•	Dividend maintained at 10p

Reuters

•	Reuters revenues down 2% to £2,992 million
•	Reuters normalised operating margin of 13.1% (before restructuring) exceeded 12% target
•	Reuters normalised profit before tax rose 51% to £194 million
•	Reuters free cash flow of £214 million, 108% cash conversion

Instinet

•	Instinet’s pre-tax losses of £370 million include restructuring charges of £96 million and non-cash goodwill impairments and other write-downs totalling £244 million
•	Restructuring accelerated following acquisition of Island

Tom Glocer, Reuters Group CEO, said: “During 2002 we made good progress in addressing the cyclical and competitive issues faced by Reuters. We exceeded our target for margin improvement and added important new functionality to our core products.

“There remains much to do, however, to meet the structural changes still buffeting the financial services sector but I am confident that the aggressive plans we are outlining today under the banner of “Fast Forward” will meet the challenge. By concentrating on Reuters core strength as an information supplier, we can protect and grow market share, differentiate ourselves from the competition and drive profitability.

“I am particularly pleased with our agreement to acquire Multex, which will bring excellent company fundamental information to complement our highly valued news and securities pricing data. In addition, we will be able to build on Multex’s wealth of investment research assets to offer innovative solutions to the producers and consumers of research.”

Strategy Update

Reuters is accelerating its strategy to become a more competitive, focused and profitable information company. The three-year action plan, “Fast Forward”, will strengthen Reuters core information business. “Fast Forward” addresses the impact of structural changes in the financial services industry including reduced headcount, massive growth in market data volumes, the crisis in investment research and increasing regulation.

The company is targeting annualised savings of £440 million resulting in restructuring charges of £340 million between 2003 and 2005. Employee numbers are expected to fall from 16,000 to around 13,000 by the end of 2005.

To achieve its strategic aims, Reuters will implement a five-point action plan.

1.	Supply information that customers value: Reuters will build on its core strengths in providing content, analytics, and trading and messaging capabilities in an open technology format.

•	Reuters will provide new company fundamental data and investment research through the acquisition of Multex. This deal was announced separately today

•	Reuters will increase its investment in analytics including risk management tools

•	Reuters will build on the successful launch of Reuters Messaging to provide advanced tools to help customers to communicate and share information

•	Reuters will build enhanced trading capabilities for the equities and fixed income markets into its premium information products

2.	Move to a single product delivery system: The way products and data are delivered is being radically simplified by the use of a single, global, technology platform. Based on Bridge technology, Reuters expects this will lower costs for both customers and Reuters, improve customer service and reduce time to market.

3.	Radically simplify and segment the product line: Reuters will supply the right product at the right price to profitable target markets, worldwide.

•	During 2003 a series of next generation products, offering the specific data and tools required by different financial professionals, will be launched. Reuters Knowledge, targeted at Corporate Finance practitioners, is currently in advanced testing with a number of customers. This will be followed by the European Markets Suite aimed at Eurozone market professionals, and Reuters Intelligent Advisor targeted at private wealth managers.

•	At the same time Reuters will speed up the withdrawal of numerous legacy products and platforms.

4.	Focus on the core: Reuters is withdrawing from less profitable parts of its solutions business.

•	Reuters solutions business will focus on three core areas of expertise – risk management, content management, and treasury products. The company will not seek further business from pure technology consulting or technology solutions that are not based on Reuters offerings (approximately one quarter of 2002 outright revenues). Instead, in these areas it will focus on establishing channel partnerships with leading systems integrators to boost product sales.

•	The company is actively managing down its portfolio of non-core investments. During 2002, 56 investments were disposed of, shut down or significantly restructured. Reuters will ensure that only those that deliver both strategic and operational benefits remain.

5.	Reshape the cost base: The focus on the core information business will allow the company to redirect investment into key areas such as customer service and drive higher operating margins through reductions in costs and scale benefits.

•	The move to a single architecture enables Reuters to streamline its product development activities. This will be achieved by consolidating development into fewer centres, including Reuters expanding operations in Asia.

•	Reuters is changing the way it supports users, reflecting the move by customers to consolidate their operations. Reuters will also reduce staff in back office functions while continuing to invest in front line customer service.

Review of 2002

As used throughout this release, “normalised” profits, costs and earnings exclude amortisation of goodwill and intangible assets, impairment charges and gains/losses on the disposal of subsidiaries and fixed asset investments.

Reuters Group

Reuters Group revenue for the year to 31 December 2002 declined 8% to £3,575 million reflecting weak trading conditions in global financial markets. Underlying revenue, which excludes exchange rate movements and the impact of acquisitions and disposals, fell 12%, driven by a 34% reduction in revenue at Instinet.

Reuters Group normalised pre-tax profits were £89 million after net losses from affiliates and the inclusion of £208 million of restructuring charges.

Reuters Group reported a pre-tax loss of £493 million including amortisation costs of £118 million and impairment charges and losses on disposals totalling £464 million.

Non-cash impairment charges reflect the fall in the share prices of both Reuters and Instinet over the course of 2002 and include a £208 million impairment of Instinet goodwill and £147 million in respect of the write-down in the value of Reuters shares held in the Reuters Employee Share Ownership Trusts.

Reuters Group normalised earnings per share was 6.8p (2001:13.6p). The dividend was unchanged at 10p per share and was covered by normalised earnings per share of 10.8p in Reuters. Basic loss per share for the Reuters Group was 28.3p as compared with earnings per share of 3.3p in 2001.

At the end of December 2002, Reuters Group had net debt of £66 million with Reuters carrying £584 million of net debt (2001: £702 million net debt) and Instinet holding £518 million of net funds (2001: £840 million net funds).

Reuters

Revenue from the core Reuters business, excluding Instinet, was down 2% at £2,992 million, and down 6% on an underlying basis after excluding currency effects and revenue from the Bridge acquisition.

Reuters normalised operating profit rose 29% to £393 million (2001: £304 million) before a restructuring charge of £112 million. For the year as a whole, underlying costs fell 10% before restructuring charges. Cost reduction was accelerated as the year progressed. Normalised operating margin, before restructuring charges, increased to 13.1%, above Reuters stated target of 12%.

Reuters normalised profit before tax was £194 million (2001: £128 million). This includes losses from affiliates (net of investment income) of £61 million (2001: £70 million). The largest contributor to affiliate losses was TIBCO Software, where our share of losses was £40 million, including £16 million of restructuring charges.

Reuters continues to be strongly cash-generative. The measure that best demonstrates this is the conversion ratio of operating profit into cash. Reuters generated £423 million of operating cash before restructuring costs representing 108% of the equivalent amount of operating profit. Free cash flow was £214 million. The cash cost of the Reuters dividend was £139 million.

Revenue by Type

Recurring revenue at £2,707 million, representing 90% of Reuters turnover, fell by 4% on an underlying basis in a tough market environment. The underlying fall in the second half of the year was 6.1%, within Reuters forecast range of a 6% to 7% decline.

Revenue from outright sales, including software licenses and consulting, was down 24% to £163 million due to continuing constraints in client IT spending.

Usage revenue, mainly from Reuters transaction products, was up 32% to £122 million reflecting the inclusion of Bridge Trading. Higher market volatility, particularly in the second half, increased demand for foreign exchange matching services.

Revenue by Customer Segment

The Treasury segment performed well against a backdrop of market consolidation and cost cutting. Revenue was £1,134 million, down 3% on an underlying basis. Strong demand for 3000Xtra and other information products and a pick-up in matching volumes, particularly in the fourth quarter, partially offset a 7% decline in Dealing revenues. Conversational Dealing products saw a 6% decline in the average number of accesses over the year, although the rate of cancellations slowed considerably in the second half.

Investment Banking and Brokerage revenue increased 2% to £834 million due to the acquisition of Bridge, but fell 11% on an underlying basis as customers continued to cut costs by lowering headcount and eliminating duplicate services. Recurring revenue was down 9% on an underlying basis as cancellations of legacy products, particularly in Europe, were only partly offset by increased revenues from 3000Xtra. Outright revenues fell 32% in an environment where banks were reluctant to commit to new IT projects. Usage revenue grew 140% aided by a full year of strong trading performance from Bridge Trading.

Similar cost pressures occurred in Asset Management. Revenue for the year grew 3% to £709 million, benefiting from the Bridge acquisition, but was down 4% on an underlying basis. Recurring revenues fell just 2% on an underlying basis as demand for private client services, end-of-day pricing services and funds information partially offset the impact of cancellations due to headcount reductions.

Revenues from Corporates and Media fell to £315 million, an underlying decline of 7%, due to the impact on new media customers of the downturn in on-line advertising and the reduced demand for research and advisory products within the financial services, telecoms and IT sectors.

Recurring Revenue by Product

Total recurring revenue was £2,707 million. Revenue from Premium products such as 3000Xtra, Dealing and BridgeStation grew 26% on an underlying basis to £654 million. Revenue from 3000Xtra was £323 million, up 83% on 2001. The installed base of 3000Xtra grew steadily through 2002 reaching 51,100 accesses at the end of the year, a 45% increase. By year-end 3000Xtra installations represented 87% of firm sales. Dealing revenues were down 7% with the average number of accesses down 6%.

Recurring revenue from 2000/3000 series products totalled £552 million, down 25% on an underlying basis with the average number of accesses down 22%. This decline was due to migration to 3000Xtra, especially from higher priced products such as Markets 3000, and cancellations.

Recurring revenue from mid and low tier products was £308 million, down 5% in underlying terms with average accesses down 11%. The first of Reuters next generation products, aimed specifically to grow market share in the mid and low tier, are expected to go on sale during 2003.

Reuters saw good growth from client infrastructure products, enterprise information products such as DataScope and Bridge EJV, and risk management applications such as Kondor+. Offsetting these were revenue declines in exchange fees and other recoveries, software rental, online media services and research & advisory services.

Operating Costs

Before restructuring costs, Reuters normalised operating costs were reduced by 5% in actual terms and by 10% in underlying terms – 4% more than the underlying reduction in revenues. The principal drivers of this reduction were the original Business Transformation Programme and follow-on savings initiatives. Savings from these totalled £235 million in 2002, and are expected to reach £445 million in 2003 before any additional savings are added as a result of “Fast Forward”.

Instinet

Instinet, the electronic brokerage firm in which Reuters has a 63% stake, has been operating in a very challenging market environment. The combination of declining unit prices in Instinet’s core US business and falling trading volumes in the world equity markets offset significant improvements in Instinet’s share of Nasdaq traded volume, such that Instinet’s revenue was down 31% to £592 million.

Normalised operating losses in Instinet before restructuring were £14 million compared to a profit of £178 million in 2001. Following the acquisition of Island ECN in September, Instinet took a goodwill impairment charge of £208 million. As part of that transaction Instinet paid a dividend of $249 million, of which Reuters received $207 million.

Overall market volume per day in Nasdaq traded shares was 12% down in the fourth quarter of 2002 compared to the fourth quarter of 2001, and 8% down over the full year. Instinet’s share of Nasdaq traded volume in the fourth quarter of 2002 was 29.7% against 11.8% a year earlier due to the acquisition of Island ECN, more competitive pricing and market share gains from new products. Instinet does not believe that the introduction of Nasdaq’s SuperMontage system has had a material effect on its market share performance.

During 2002 a series of measures were implemented to increase the competitiveness of Instinet, including the acquisition of Island ECN, a new management team under the leadership of Ed Nicoll, significant reductions in the fixed cost base and the rollout of new products including Instinet Trading Portal, a front-end trading application, and Newport, a global portfolio-trading and execution management solution. In addition, Reuters and Instinet began to work together on a series of initiatives including the ability to reach Instinet’s liquidity pool from Reuters screens.

Reuters Prospects for 2003

Reuters underlying recurring revenues in the fourth quarter of 2002 were down 6.5%, slightly better than Reuters expectations. Over the year-end, market conditions have deteriorated and the company now expects the decline in recurring revenue to be at or slightly above 9% in the first quarter and for the decline to be somewhat higher in the second quarter.

The company remains committed to its long-term target of rebuilding operating margins and is confident that the plans announced today will deliver this outcome. In the short-term the business will not be managed exclusively for operating margin, as the priority is to execute rapidly and effectively on “Fast Forward”. Nevertheless, plans currently in place for 2003 are expected to deliver a normalised operating margin (pre-restructuring) of around 12%.

By executing aggressively on the separate initiatives that make up “Fast Forward”, Reuters expects to incur restructuring costs of approximately £160 million in 2003. “Fast Forward” will generate savings of £45 million in 2003, in addition to the £445 million savings from initiatives to date.

Reuters has a strong track record of high cash conversion, reflecting the quality of earnings, and it remains committed to ensuring this continues.

Board Appointment

Reuters announced separately today that Devin Wenig, previously President of Reuters Investment Banking and Brokerage segment, has joined the Group Board with effect from 17 February 2003. Devin will lead all four customer segments.

End

Summary of Group Results

The following is a summary of the unaudited results of Reuters Group PLC for the year to 31 December 2002.

	Year to 31 December			% Change
£m	2002	2001	Actual	Underlying

Group revenue	3,575	3,885	(8%)	(12%)

Operating costs	(3,719)	(3,583)	4%	(1%)

Operating (loss)/profit	(144)	302

(Loss)/profit before taxation	(493)	158

(Loss)/earnings per share	(28.3p)	3.3p

Dividend per ordinary share:
- interim	3.85p	3.85p
- final	6.15p	6.15p

Performance Measures

	Year to 31 December			% Change
£m	2002	2001	Actual	Underlying

Revenue
- Reuters	2,992	3,042	(2%)	(6%)
- Instinet	592	854	(31%)	(34%)
- Group*	3,575	3,885	(8%)	(12%)

Normalised operating profit/(loss) before restructuring
- Reuters	393	304	29%	28%
- Instinet	(14)	178	(108%)	(100%)
- Group	379	482	(22%)	(17%)

Normalised operating profit/(loss)
- Reuters	281	222	26%	25%
- Instinet	(110)	161	(169%)	(160%)
- Group	171	383	(56%)	(50%)

Normalised profit/(loss) before taxation
- Reuters	194	128	51%	45%
- Instinet	(105)	176	(160%)	(152%)
- Group	89	304	(71%)	(63%)

Normalised earnings/(loss) per share
- Reuters	10.8p	6.8p
- Instinet	(4.0p)	6.8p
- Group	6.8p	13.6p

Free cash flow
- Reuters	214	169
- Instinet	(174)	274
- Group	40	443

Movements in net (debt)/funds
- Reuters	118	(266)
- Instinet	(322)	438
- Group	(204)	172

*	Net of £9 million intra-group revenue in 2002 (2001: £11 million)

A reconciliation of non-GAAP profit measures to UK GAAP is shown at the end of the release

Notes:

•	This summary should be read in conjunction with the attached preliminary statement and notes.

•	“Reuters Group” and “Group” refer to Reuters Group PLC and its consolidated subsidiaries including Instinet. “Reuters” refers to Reuters Group excluding Instinet.

•	Underlying growth and normalised profits and earnings are measures used by the Group to enable period-to-period comparison on a like-for-like basis such that organic operational growth can be easily identified.

•	Underlying growth excludes acquisitions and disposals since 1 January 2001 and is stated at constant exchange rates.

•	Normalised profits and earnings exclude amortisation of goodwill and other intangible assets, impairment charges and gains/losses on the disposal of subsidiaries and fixed asset investments.

•	The weighted average number of ordinary shares used for the calculation of earnings per share was 1,395 million in 2002 (1,404 million in 2001).

•	The final dividend of 6.15 pence is payable on 24 April 2003 to ordinary shareholders on the register at 14 March 2003. The final dividend is payable on 1 May 2003 to American Depositary Shareholders on the record at 14 March 2003. The ex-dividend date for ordinary shareholders and American Depositary Shareholders is 12 March 2003.

•	This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters Group’s financial condition, results of operations and business and management’s strategy, plans and objectives for the Group. For further details see “Forward Looking Statements”.

•	The financial information for the year ended 31 December 2001 does not comprise statutory accounts but has been extracted from the statutory accounts of Reuters Group PLC for that year which have been delivered to the Registrar of Companies. The auditors’ report on the statutory accounts was unqualified and did not contain a statement made under section 237 (2) or section 237 (3) of the Companies Act 1985. The financial information for the year ended 31 December 2002 does not comprise statutory accounts within the meaning of section 240 of the Companies Act 1985. Statutory accounts of Reuters Group PLC for that period will be delivered to the Registrar of Companies in due course.

•	Reuters and the sphere logo are the trademarks of the Reuters group of companies.

Contacts
Investors – UK
Miriam McKay
Tel: +44 (0) 20 7542 7057
miriam.mckay@reuters.com

Press – UK
Simon Walker
Tel: +44 (0) 20 7542 7800
simon.walker@reuters.com

Investors and press – USA
Nancy Bobrowitz
Tel: +1 646 223 5220
nancy.bobrowitz@reuters.com

Consolidated Profit and Loss Account for the year to 31 December 2002 (unaudited)

	Year to 31 December
	2002 £m	2001 £m

Gross revenue	3,682	3,990
Less share of joint ventures revenue	(107)	(105)

Group revenue	3,575	3,885
Operating costs	(3,719)	(3,583)

Operating (loss)/profit	(144)	302
Share of operating losses of joint ventures	(35)	(46)
Impairment of investments in joint ventures	(6)	(16)
Share of operating losses of associates	(39)	(39)
Impairment of investment in associate	—	(26)
(Loss)/profit on disposal of subsidiary undertakings	(29)	216
Profit on disposal of fixed assets/investments	1	18
Income from fixed asset investments	1	3
Amounts written off fixed asset investments	(222)	(245)
Net interest payable	(20)	(9)

(Loss)/profit on ordinary activities before taxation	(493)	158
Taxation on (loss)/profit on ordinary activities	(23)	(107)

(Loss)/profit on ordinary activities after taxation	(516)	51
Equity minority interest	122	(5)

(Loss)/profit attributable to ordinary shareholders	(394)	46
Dividend
- Interim	(53)	(54)
- Final	(86)	(86)

Loss for the year	(533)	(94)

Basic (loss)/earnings per ordinary share	(28.3p)	3.3p

Consolidated Statement of Total Recognised Gains and Losses for the year to 31 December 2002 (unaudited)

	Year to 31 December
	2002 £m	2001 £m

(Loss)/profit attributable to ordinary shareholders	(394)	46
Unrealised gain on deemed partial disposal of subsidiary	1	11
Unrealised gain on deemed partial disposal of associate	12	—
Unrealised gain on disposal of fixed asset investment	10	—
Translation differences taken directly to reserves	(95)	23

Total recognised (losses)/gains relating to the year	(466)	80

Consolidated Cash Flow Statement for the year to 31 December 2002 (unaudited)

	Year to 31 December
	2002 £m	2001 £m

Net cash inflow from operating activities	355	887
Dividends received from associates	2	2
Returns on investments and servicing of finance
Interest received	20	30
Interest paid	(58)	(40)
Income from fixed asset investments	1	3
Dividends paid to equity minority interests	(27)	—

Net cash outflow from returns on investments and servicing of finance	(64)	(7)
Taxation paid	(73)	(173)
Capital expenditure and financial investments
Purchase of tangible fixed assets	(168)	(276)
Sale of tangible fixed assets	15	6
Purchase of fixed asset investments	(80)	(73)
Sale of fixed asset investments	22	68

Net cash outflow on capital expenditure and financial investments	(211)	(275)
Acquisitions and disposals (including joint ventures and associates)	(6)	(89)
Equity dividends paid	(139)	(227)

Cash (outflow)/inflow before management of liquid resources and	(136)	118
financing
Management of liquid resources
Net decrease/(increase) in short-term investments	378	(448)
Financing
Proceeds from issue of shares	2	16
Net (decrease)/increase in borrowings	(158)	350

Net cash (outflow)/inflow from financing	(156)	366

Increase in cash	86	36

Reconciliation of Net Cash Flow to Movement in Net Debt (unaudited)

	Year to 31 December
	2002 £m	2001 £m

Increase in cash	86	36
Cash outflow/(inflow) from movement in borrowings	158	(350)
Cash (inflow)/outflow from movement in liquid resources	(378)	448

Change in net (debt)/funds resulting from cash flows	(134)	134
Net funds arising on acquisitions	1	15
Translation differences	(71)	23

Movement in net (debt)/funds	(204)	172
Opening net funds/(debt)	138	(34)

Closing net (debt)/funds	(66)	138

Net Cash Inflow from Operating Activities (unaudited)

	Year to 31 December
	2002 £m	2001 £m

Operating (loss)/profit	(144)	302
Depreciation	227	246
Amortisation and impairment of goodwill and other intangibles	315	81
Decrease in stocks	2	4
Decrease/(increase) in debtors	241	(6)
(Decrease)/increase in creditors	(314)	254
Loss on disposal of fixed assets	1	11
Amortisation of interests in own shares	3	12
Other, principally translation differences	24	(17)

Net cash inflow from operating activities	355	887

Consolidated Balance Sheet at 31 December 2002 (unaudited)

	Year to 31 December
	2002 £m	2001 £m

Fixed assets	1,516	1,963
Stocks	1	3
Debtors	1,279	1,415
Cash and short-term investments	728	1,157
Creditors	(2,198)	(2,709)

Net current liabilities	(190)	(134)
Provisions	(245)	(212)
Long-term creditors	(354)	(344)

Net assets	727	1,273

Capital and reserves
Called-up share capital and share premium	449	447
Capital redemption reserve	1	1
Other reserve	(1,717)	(1,717)
Profit and loss account reserve	1,773	2,378

Shareholders’ equity	506	1,109
Equity minority interest	221	164

Capital employed	727	1,273

Reconciliation of Movement in Shareholders’ Funds for the year to 31 December 2002 (unaudited)

	Year to 31 December
	2002 £m	2001 £m

Loss for the year	(533)	(94)
Unrealised gain on deemed partial disposal of subsidiary	1	11
Unrealised gain on deemed partial disposal of associate	12	—
Unrealised gain on disposal of fixed asset investment	10	—
Translation differences taken directly to reserves	(95)	23
Shares issued during the year	2	16

Net movement in shareholders’ equity	(603)	(44)
Opening shareholders’ equity	1,109	1,153

Closing shareholders’ equity	506	1,109

Notes to the Preliminary Results for the year to 31 December 2002 (unaudited)

1. Basis of preparation

The above financial information has been prepared on a basis consistent with the accounting policies set out on pages 71 and 72 of Reuters Group PLC 2001 Annual Report and Form 20-F.

The unaudited financial statements should be read in conjunction with the 2001 annual accounts. The results for 2001 do not comprise statutory accounts within the meaning of section 240 of the UK Companies Act 1985 but are an abridged version of the statutory accounts for that year which have been delivered to the Registrar of Companies. The auditors’ report on the statutory accounts was unqualified and did not contain a statement made under section 237 (2) or section 237 (3) of the UK Companies Act 1985.

2. Segmental analysis

The segmental analysis of revenue, costs and profit reflects the way in which the Group is managed. From the beginning of 2002 Reuters has been managed on a customer segment basis. Revenue is allocated to customer segments by reference to the activities at particular customer sites. Activities at certain customer sites fall into more than one segment. In such cases revenue is allocated based on estimated activity by segment. Prior periods have been restated on a comparable basis.

	Year to 31 December			% Change
Revenue	2002 £m	2001 £m	Actual	Underlying

Treasury	1,134	1,189	(5%)	(3%)
Investment Banking & Brokerage	834	815	2%	(11%)
Asset Management	709	690	3%	(4%)
Corporates & Media	315	348	(10%)	(7%)

Reuters	2,992	3,042	(2%)	(6%)
Instinet	592	854	(31%)	(34%)

	3,584	3,896	(8%)	(12%)
Share of joint ventures revenue	107	105	1%	5%
Intra-group revenue	(9)	(11)

Gross revenue	3,682	3,990	(8%)	(12%)
Less share of joint ventures revenue	(107)	(105)	1%	5%

Group revenue	3,575	3,885	(8%)	(12%)

2. Segmental analysis (continued)

	Year to 31 December			% Change
Costs	2002 £m	2001 £m	Actual	Underlying

Customer segments	(274)	(293)	(6%)	(16%)
Channels	(1,151)	(1,147)	0%	(4%)
Business Technology Group	(779)	(775)	1%	(7%)
Chief Information Office	(98)	(105)	(7%)	(11%)
Editorial	(216)	(241)	(11%)	(9%)
Business Support Services	(49)	(99)	(51%)	(53%)
Corporate/other	(32)	(78)	(59%)	(59%)

Reuters	(2,599)	(2,738)	(5%)	(10%)
Instinet	(606)	(676)	(10%)	(16%)

	(3,205)	(3,414)	(6%)	(11%)
Restructuring costs – Reuters	(112)	(82)
– Instinet	(96)	(17)
Intra-group costs	9	11

	(3,404)	(3,502)	(3%)	(8%)
Amortisation of goodwill and other intangibles	(107)	(81)
Impairment of goodwill	(208)	—

Operating costs	(3,719)	(3,583)	4%	(1%)

Operating (loss)/profit	(144)	302

3. Revenue by Type – Reuters

	Year to 31 December			% Change
	2002 £m	2001 £m	Actual	Underlying

Recurring	2,707	2,735	(1%)	(4%)
Outright	163	215	(24%)	(25%)
Usage	122	92	32%	(1%)

Total Reuters	2,992	3,042	(2%)	(6%)

4. Cost by Type – Reuters Group

	Year to 31 December			% Change
	2002 £m	2001 £m	Actual	Underlying

Staff	(1,207)	(1,346)	(10%)	(20%)
Services	(798)	(848)	(6%)	(6%)
Depreciation	(221)	(246)	(10%)	(15%)
Amortisation and impairment of goodwill	(315)	(81)
and other intangibles
Data	(343)	(340)	1%	(3%)
Communications	(420)	(335)	25%	20%
Space	(243)	(242)	1%	(3%)
Restructuring	(208)	(99)	110%	114%
Other	36	(46)

Total Group	(3,719)	(3,583)	4%	(1%)

Summary of Financial Results for the year to 31 December 2002 in US Dollars

The following information is provided for the convenience of US shareholders. Summary headline figures from the financial results for the year ended 31 December 2002, as prepared under UK GAAP and in sterling, have been translated into US dollars. For convenience all figures (including comparatives) have been converted at £1 = US$1.61, the rate prevailing on 31 December 2002.

	Year to 31 December
	2002 $m	2001 $m

Treasury	1,826	1,914
Investment Banking & Brokerage	1,342	1,313
Asset Management	1,143	1,113
Corporates & Media	506	558

Reuters	4,817	4,898
Instinet	953	1,375
Intra-group	(15)	(17)

Revenue	5,755	6,256

Reuters	314	250
Instinet	(546)	236

Operating (loss)/profit	(232)	486

Reuters	(197)	17
Instinet	(596)	238

(Loss)/profit on ordinary activities before taxation	(793)	255

Reuters	633	490
Instinet	(23)	287

Normalised operating profit before restructuring	610	777

Reuters	(181)	(132)
Instinet	(155)	(28)

Restructuring costs	(336)	(160)

Reuters	452	358
Instinet	(178)	259

Normalised operating profit	274	617

Reuters	312	206
Instinet	(169)	283

Normalised profit before taxation	143	489

Revenue Analysis — Fourth Quarter 2002

	Three months to 31 December			% Change
	2002 £m	2001 £m	Actual	Underlying

Reuters Group revenue summary
Reuters	734	843	(13%)	(10%)
Instinet	150	184	(19%)	(29%)

	884	1,027	(14%)	(13%)
Share of joint ventures revenue	26	29	(7%)	(4%)
Intra-group revenue	(2)	(2)	(14%)	(8%)

Gross revenue	908	1,054	(14%)	(12%)
Less share of joint ventures revenue	(26)	(29)	(7%)	(4%)

Group revenue	882	1,025	(14%)	(13%)

Reuters
Revenue analysis by type
Recurring	648	717	(10%)	(7%)
Outright	61	85	(28%)	(31%)
Usage	25	41	(40%)	(7%)

Reuters revenue	734	843	(13%)	(10%)

Revenue analysis by segment
Treasury	286	314	(9%)	(6%)
Investment Banking & Brokerage	204	246	(17%)	(15%)
Asset Management	171	194	(12%)	(7%)
Corporates and Media	73	89	(18%)	(16%)

Reuters revenue	734	843	(13%)	(10%)

Revenue Analysis by Quarter

Revenue	Q1	Q2	Q3	£m 2002 Q4

Recurring	258	255	247	240
Outright	16	20	11	33
Usage	14	14	13	13

Treasury	288	289	271	286

Recurring	188	191	172	175
Outright	8	13	10	18
Usage	17	17	14	11

Investment Banking & Brokerage	213	221	196	204

Recurring	174	178	161	161
Outright	4	9	9	10
Usage	1	1	1	-

Asset Management	179	188	171	171

Recurring	81	80	74	72
Outright	-	1	1	-
Usage	1	1	3	1

Corporates & Media	82	82	78	73

Reuters	762	780	716	734
US	118	115	110	126
International	35	33	31	24

Instinet	153	148	141	150
Intra-group	(3)	(2)	(2)	(2)

Total revenue	912	926	855	882

Reuters Business Statistics

	2002	2001	Actual	% Change Underlying

Year end user accesses (000s)
Premium products**	93	84	11%	27%
2000/3000 series	98	134	(27%)	(27%)
Mid and lower tier	302	374	(19%)	(21%)

Total	493	592	(17%)	(18%)

Average user accesses (000s)
Premium products**	89	58	54%	45%
2000/3000 series	117	150	(22%)	(22%)
Mid and lower tier	337	352	(4%)	(11%)

Total	543	560	(3%)	(10%)

Recurring revenue (£m)
Premium products**	654	492	33%	26%
2000/3000 series	552	749	(26%)	(25%)
Mid and lower tier	308	300	3%	(5%)

Sub-total	1,514	1,541	(2%)	(5%)
Other recurring revenue	1,193	1,194	0%	(3%)

Total	2,707	2,735	(1%)	(4%)

Monthly revenue per access (£)
Premium products**	613	712	(14%)	(13%)
2000/3000 series	396	416	(5%)	(4%)
Mid and lower tier	76	71	7%	7%

Reuters	232	229	1%	5%

** Premium products are 3000Xtra, Dealing and BridgeStation

Instinet Business Statistics

	2002	2001	% Change

Full year total market volumes (million)
NYSE	463,764	361,123	28%
Nasdaq	441,586	471,216	(6%)

Full year total Instinet volumes (million)
NYSE	15,681	11,077	42%
Nasdaq	81,942	65,799	25%

Full year average market share
NYSE	3.4%	3.1%
Nasdaq	18.6%	14.0%

Q4 average market share
NYSE	4.5%	3.2%
Nasdaq	29.7%	11.8%

Q4 average net equity transaction fee revenue (US cents per
share per side)
Total US equity market	0.18¢	0.61¢

Reconciliation of 2002 non-GAAP profit measures to UK GAAP

£m	Reuters	Instinet	Group

Normalised operating profit/(loss) before restructuring	393	(14)	379
Restructuring costs	(112)	(96)	(208)

Normalised operating profit/(loss)	281	(110)	171
Amortisation of goodwill and other intangible assets	(86)	(21)	(107)
Impairment of goodwill	—	(208)	(208)

Operating profit/(loss)	195	(339)	(144)

Normalised profit/(loss) before taxation	194	(105)	89
Amortisation of goodwill and other intangible assets
- subsidiaries	(86)	(21)	(107)
- affiliates	(11)	—	(11)
Impairments
- goodwill	—	(208)	(208)
- investments/affiliates	(190)	(38)	(228)
Net (losses)/gains on disposal of subsidiaries/investments	(30)	2	(28)

Loss on ordinary activities before taxation	(123)	(370)	(493)

Forward-looking Statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters Group’s financial condition, results of operations and business, and management’s strategy, plans and objectives for the Group. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, anticipated cost savings and synergies and the successful completion of strategic transactions and restructuring programmes are all forward-looking statements. These statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:

•	Reuters Group’s ability to realise the anticipated benefits of its “Fast Forward” transformation programme

•	continued or worsened unfavourable conditions in financial markets

•	the impact of currency and interest rate fluctuations on Reuters Group's reported revenue and earnings

•	Reuters Group’s exposure to a decline in the valuation of companies in which it has invested and of its lack of management control over all such companies

•	difficulties or delays that Reuters Group may experience in developing or responding to new customer demands or launching new products

•	the dependency of Reuters Group on third parties for the provision of certain network and other services

•	any significant failures or interruptions experienced by the networks or systems of Reuters Group and such networks' ability to accommodate increased traffic

•	changes in the regulatory or competitive environment

•	adverse governmental action in countries where Reuters conducts reporting activities

•	in the case of the pending Multex acquisition, risks that the acquisition will not be completed, expected synergies will not be achieved, or integration of the companies’operations will encounter difficulties, and general risks associated with Multex’s businesses

For additional information, please see “Risk Factors” in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December, 2001 as well as the press release issued 18 February 2003 relating to the Multex acquisition. Copies of the Annual Report and Form 20-F and the press release are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ. Any forward-looking statements made by or on behalf of Reuters Group speak only as of the date they are made. Reuters Group does not undertake to update any forward-looking statements.